# SEC Schedule 13G/A (Amendment No. 23) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RALPH LAUREN CORPORATION, CIK 0001037038
CUSIP: 751212101
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: 650 MADISON AVENUE, Baltimore, Maryland (MD), 21289
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950142-98-000127
Filed by CIK 0001040545

## Reporting persons
- Ralph Lauren, individually and as trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 12,808,794; shared voting power 9,546,957; sole dispositive power 12,808,794; shared dispositive power 9,546,957; aggregate amount beneficially owned 22,355,751 (36% of the class)
  Comment: Sole Voting Power represents (i) 12,282,954 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), immediately convertible into an equal number of shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), held by a revocable trust of which Mr. Lauren is the sole trustee and sole beneficiary, (ii) 438,621 shares of Class A Common Stock held directly, (iii) 35,854 shares of Class A Common Stock held by Mr. Lauren's revocable trust and (iv) 51,365 shares of Class B Common Stock held by a trust of which Mr. Lauren is a trustee.
  
  Shared Voting Power represents (i) 2,842,342 shares of Class B Common Stock owned by Lauren Family, L.L.C., a limited liability company of which Mr. Lauren has the power to remove and replace each manager, provided that the replacement manager is not related to or subordinate to Mr. Lauren, (ii) 2,370,956 shares of Class B Common Stock held by a trust of which Mr. Lauren has the power to remove and replace the trustees, provided that Mr. and Mrs. Lauren may not serve as the replacement trustees, established for the benefit of Mrs. Lauren's issue, (iii) 4,289,028 shares of Class B Common Stock held by trusts of which Mr. Lauren has the power to remove and replace the trustees, provided that the replacement trustee is not related to or subordinate to Mr. Lauren, established for the benefit of Mr. Lauren's issue and (iv) 44,631 shares of Class B Common Stock held by a trust of which Mr. Lauren has the power to remove and replace the trustee, provided that the replacement trustee is not related to or subordinate to Mr. Lauren, established for the benefit of Mrs. Lauren and Mr. Lauren's issue; each of the shares of Class B Common stock in (i) through (iv) above is immediately convertible into an equal number of shares of Class A Common Stock.
  
  Sole Dispositive Power represents (i) 12,282,954 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock held by a revocable trust of which Mr. Lauren is the sole trustee and sole beneficiary, (ii) 438,621 shares of Class A Common Stock held directly, (iii) 35,854 shares of Class A Common Stock held by Mr. Lauren's revocable trust and (iv) 51,365 shares of Class B Common Stock held by a trust of which Mr. Lauren is a trustee.
  
  Shared Dispositive Power represents (i) 2,842,342 shares of Class B Common Stock owned by Lauren Family, L.L.C., a limited liability company of which Mr. Lauren has the power to remove and replace each manager, provided that the replacement manager is not related to or subordinate to Mr. Lauren, (ii) 2,370,956 shares of Class B Common Stock held by a trust of which Mr. Lauren has the power to remove and replace the trustees provided that Mr. and Mrs. Lauren may not serve as the replacement trustees, established for the benefit of Mrs. Lauren's issue, (iii) 4,289,028 shares of Class B Common Stock held by trusts of which Mr. Lauren has the power to remove and replace the trustees, provided that the replacement trustee is not related to or subordinate to Mr. Lauren, established for the benefit of Mr. Lauren's issue and (iv) 44,631 shares of Class B Common Stock held by a trust of which Mr. Lauren has the power to remove and replace the trustee, provided that the replacement trustee is not related to or subordinate to Mr. Lauren, established for the benefit of Mrs. Lauren and Mr. Lauren's issue; each of the shares of Class B Common stock in (i) through (iv) above is immediately convertible into an equal number of shares of Class A Common Stock.
  
  Aggregate Amount Beneficially Owned represents 21,881,276 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock and 474,475 shares of Class A Common Stock.
- Ricky Lauren, individually and as trustee of various trusts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,289,028; sole dispositive power 0; shared dispositive power 4,289,028; aggregate amount beneficially owned 4,289,028 (9.6% of the class)
  Comment: Shared Voting Power represents shares of Class B Common Stock held by trusts of which Mrs. Lauren is a trustee established for the benefit of Mr. Lauren's issue which are immediately convertible into an equal number of shares of Class A Common Stock.
  
  Shared Dispositive Power represents shares of Class B Common Stock held by trusts of which Mrs. Lauren is a trustee established for the benefit of Mr. Lauren's issue which are immediately convertible into an equal number of shares of Class A Common Stock.
  
  Aggregate Amount Beneficially Owned represents shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock.
- Lauren Family, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,842,342; sole dispositive power 0; shared dispositive power 2,842,342; aggregate amount beneficially owned 2,842,342 (6.6% of the class)
  Comment: Shared Voting Power represents shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock.
  
  Shared Dispositive Power represents shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock.
  
  Aggregate Amount Beneficially Owned represents shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock.

## Item 1. Issuer
Name of issuer: RALPH LAUREN CORPORATION
Address of issuer's principal executive offices: 650 Madison Avenue, New York, New York 10022

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by:

(i) Ralph Lauren, individually and as trustee

(ii) Ricky Lauren, individually and as trustee of various trusts

(iii) Lauren Family, L.L.C.
Address of principal business office or, if none, residence:
c/o Ralph Lauren Corporation, 650 Madison Avenue,
New York, New York 10022
Citizenship:
Ralph Lauren - United States of America

Ricky Lauren - United States of America

Lauren Family L.L.C. - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Pages. The calculation of beneficial ownership percentage, in each case, is based on shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock") outstanding, plus, in each case, the number of shares of Class A Common Stock that may be received by each reporting person upon conversion of shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock").
Percent of class: See Item 2(a) above.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ralph Lauren, individually and as trustee: /s/ Craig L. Smith, Craig L. Smith, Attorney-in-Fact for Ralph Lauren (02/13/2025)
- Ricky Lauren, individually and as trustee of various trusts: /s/ Craig L. Smith, Craig L. Smith, Attorney-in-Fact for Ricky Lauren (02/13/2025)
- Lauren Family, L.L.C.: /s/ Craig L. Smith, Craig L. Smith, Attorney-in-Fact for Andrew Lauren (02/13/2025)
- Lauren Family, L.L.C.: /s/ Craig L. Smith, Craig L. Smith, Attorney-in-Fact for David Lauren (02/13/2025)
- Lauren Family, L.L.C.: /s/ Craig L. Smith, Craig L. Smith, Attorney-in-Fact for Dylan Lauren (02/13/2025)
Comment: EXHIBIT LIST

Exhibit

A. Joint Filing Agreement, dated as of September 10, 2012, by and between Ralph Lauren, Ricky Lauren and Lauren Family, L.L.C (incorporated by reference to Exhibit A of the Amendment No. 10 to the Schedule 13G filed by Ralph Lauren, Ricky Lauren and Lauren Family L.L.C. on September 11, 2012).

B. Power of Attorney, dated as of September 10, 2012, by Ralph Lauren, in his individual capacity and as trustee of various trusts, in favor of Craig Smith (incorporated by reference to Exhibit B of the Amendment No. 10 to the Schedule 13G filed by Ralph Lauren, Ricky Lauren and Lauren Family L.L.C. on September 11, 2012).

C. Power of Attorney, dated as of September 10, 2012, by Ricky Lauren, in her individual capacity and as trustee of various trusts, in favor of Craig Smith (incorporated by reference to Exhibit C of the Amendment No. 10 to the Schedule 13G filed by Ralph Lauren, Ricky Lauren and Lauren Family L.L.C. on September 11, 2012).

D. Power of Attorney, dated as of February 14, 2011, by Andrew Lauren in favor of Craig Smith (incorporated herein by reference to Exhibit B of the Amendment No. 8 to the Schedule 13G filed by Ralph Lauren and Lauren Family L.L.C., on February 14, 2011).

E. Power of Attorney, dated as of February 14, 2011, by David Lauren in favor of Craig Smith (incorporated herein by reference to Exhibit C of the Amendment No. 8 to the Schedule 13G filed by Ralph Lauren and Lauren Family L.L.C., on February 14, 2011).

F. Power of Attorney, dated as of February 8, 2011, by Dylan Lauren in favor of Craig Smith (incorporated herein by reference to Exhibit D of the Amendment No. 8 to the Schedule 13G filed by Ralph Lauren and Lauren Family L.L.C., on February 14, 2011).